EXHIBIT 12
F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

Year Ended December 31	2010	2009	2008	2007	2006
Earnings:
Income before income taxes	$102,536	$50,380	$42,832	$98,139	$97,186
Fixed charges, excluding interest on deposits	26,285	41,560	48,312	51,510	48,839
Less: Preferred stock dividends	—	(4,085)	—	—	—

Subtotal	128,821	87,855	91,144	149,649	146,025
Interest on deposits	64,524	85,699	111,568	124,276	106,679

Total	$193,345	$173,554	$202,712	$273,925	$252,704

Fixed charges:
Interest on borrowed funds	$24,207	$35,480	$46,421	$49,777	$46,906
Interest component of rental expense	2,078	1,995	1,891	1,733	1,933
Preferred stock dividends	—	4,085	—	—	—

Subtotal	26,285	41,560	48,312	51,510	48,839
Interest on deposits	64,524	85,699	111,568	124,276	106,679

Total	$90,809	$127,269	$159,880	$175,786	$155,518

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.90x	2.24x	1.89x	2.91x	2.99x
Including interest on deposits	2.13x	1.38x	1.27x	1.56x	1.62x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	4.90x	2.11x	1.89x	2.91x	2.99x
Including interest on deposits	2.13x	1.36x	1.27x	1.56x	1.62x